FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number 333-207913-01

The Higashi-Nippon Bank, Limited
(Translation of Registrant’s Name Into English)

11-2, Nihonbashi 3-Chome, Chuo-ku
Tokyo 103-8238
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Materials Contained in this Report:

1.
English translation of the Japanese-language Extraordinary Report submitted by the registrant to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 24, 2015.

2.	English translation of the Japanese-language notice of resolutions adopted at the extraordinary general meeting of shareholders on December 21, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Higashi-Nippon Bank, Limited

By:	/s/ Osamu Honda
	Name:	Osamu Honda
	Title:	Managing Director

Date: December 28, 2015